Exhibit 99.72

Ausenco

CERTIFICATE OF QUALIFIED PERSON

Roland Tosney, P. Eng.

I, Roland Tosney, P. Eng., certify that:

1.	I am a Professional Engineer, currently contracted as a Senior Mining Geotechnical Engineer, with AGP Mining Consultants Inc. (Canada), with an office at 132 Commerce Park Drive, Unit K #246, Barrie, ON, L4N OZ7.

2.	This certificate applies to the technical report titled, "Eskay Creek Project NI. 43-701 Technical Report and Prefeasibility Study", (the 'Technical Report"), that has an effective date of 22 July 2021, (the "Effective Date").

3.	I graduated from the University of Saskatchewan with a Bachelor of Engineering degree in Geological Engineering in 1998, and a Master of Science Degree in Mining Geotechnical Engineering in 2001.

4.	I am a Professional Engineer, registered with Engineers and Geosciences of British Columbia, member number 29393.

5.	I have practiced my profession continuously since 1998 and have been involved with operations and consulting at open-pit and underground mines in Canada and the United States, South America, and Africa I have acquired expertise in mining geotechnical assessments, evaluations and safety and operational improvements.

6.	I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the technical report that I am responsible for preparing.

7.	I visited the Eskay Creek Project on July 18 to 22, 2020 for a visit duration of five days, and October 27, 2020, for a visit duration of one day.

8.	I am responsible for section 1.1, 1.2, 1.14.1, 1.14.2, 1.24, 1.25, 2.2, 2.3, 2.4, 2.6, 2.8, 2.9, 3, 16.3, 16.3.1, 16.3.2, 26, and 27 of the Technical Report.

9.	I am independent of Skeena Resources Ltd. ("Skeena") as independence is described by Section 1.5 of the NI 43- 101.

10.	I have had no previous involvement with the Eskay Creek Project.

11.	I have read the NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

12.	As of the Effective Date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: 1 September 2021

"Signed and Sealed"

Roland Tosney, P Eng.